Salford Priors
EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045

MISYS

07020594

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:sandy.sunnar@misys.co.uk

18 January 2007

SUPPL

SEC MAIL RECEIVED PROCESSING SECTION 19 2007

Dear Sirs

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

Please find enclosed copies of announcements with regard to Changes in Board Membership & Senior Management, Misys Plc Board Appointment, Director's Shareholding and Misys Plc Interim Results for the six months ended 30 November 2006 (parts 1 & 2). These are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Sandy Sunnar
Secretariat Manager

Enc

PROCESSED
JAN 30 2007
THOMSON
FINANCIAL

1/29

Misys plc, the global software and solutions company, today (18 January 2007) announces a number of changes to its Board and senior management team.

Tom Skelton has resigned as CEO of Misys Healthcare Systems and as a Director of the Company. The Board of Misys has accepted his resignation and has agreed with Tom that he will continue with the business for a period to ensure a successful transition to his successor. The process to appoint a successor to lead Misys Healthcare Systems is underway and an announcement on this will be made in due course.

Paul Lewis, who joined Misys Healthcare Systems on 16 January as Senior Vice President, Sales and Services, will in the mean time act as the division's General Manager. He was most recently President and Chief Executive Officer of Revivio Inc., a data protection solutions developer. Previous roles include Worldwide General Manager of IBM's Global Services Consulting Group and earlier in his career he led IBM's worldwide healthcare consulting practice.

The Misys Board has agreed with Howard Evans and Jasper McMahon that they will step down from their current roles.

Howard Evans will continue as Finance Director and as a Director of the Company until the end of the Company's financial year to ensure a successful transition to his successor, a search for whom is underway.

Jasper McMahon will step down as Corporate Development Director and as a Director of the Company with immediate effect. A process is underway to appoint a successor and an announcement on this will be made in due course.

In addition, two further appointments have been made to enhance the senior management team.

Guy Warren is joining Misys on 5 March to lead the Core Banking business as Executive Vice President and General Manager. He was most recently Chief Executive of LogicaCMG UK, having previously led their financial services business and, prior to that, the banking practice of Unisys in Europe. James Cheesewright who has been acting CEO of Core Banking will remain in this role until Guy's arrival. He will then take up a new role at plc level.

Eileen McPartland has been appointed to the new position of Executive Vice President of Global Sales and Services, and will join Misys on 29 January. She will focus on building the services and solutions offering to our customers across the banking and healthcare businesses. She was most recently Senior Vice President, North America Consulting, at Oracle, a role which included responsibility for the application, technology and Indian offshore consulting practices.

Mike Lawrie, Chief Executive, Misys plc, said: 'Tom, Howard and Jasper have each been with Misys for many years: I and the whole Board thank them all for their significant contributions to the Company and wish them every success in the future.

'We are wholly focused on turning the business around and creating value for our customers, employees and shareholders. Yesterday we announced that Jeff Ubben had joined our Board as a non-executive Director. Today, I am very pleased to welcome Paul, Guy and Eileen to Misys in what are significant senior roles. We are bringing fresh energy and new ideas to the Company as we build a seasoned executive team that will develop and execute our game plan and deliver with the passion and commitment we need to ensure that Misys performs at a much higher level in all areas. We have a big challenge and there is no short term fix, but we are very focused on our goal of restoring full confidence and credibility in the Company.'

(Ends)

Biographical details on the new appointments
Paul Lewis
President and Chief Executive Officer of Revivio Inc., a developer of next-generation data protection solutions, 2003-05. Managing Director of the World Economic Forum, 2002. Chairman, President and CEO of Essential.com.2000-02. Worldwide General Manager, IBM Global Services Consulting Group, 1998-2000. Led IBM's consulting business in Asia Pacific, 1995-97, and IBM's worldwide healthcare consulting business, 1993-95.

Guy Warren
Chief Executive, LogicaCMG UK, 2005-07. Previously Managing Director, Financial Sevices UK, for the company, 2003-05, and Sales & Marketing Director, having joined Logica in 2002. With Unisys 1998-2002: leading their banking practice in the UK and then for Europe. 1996-98, Business Leader, Perot Systems UK.

Eileen McPartland
Senior Vice President, North America Consulting, Oracle, 2005-07. Responsibilities included the application, technology and Indian offshore consulting practices. Previously Senior Vice President, Global Services at Siebel, 2004-05, leading the Americas, Europe and Asia. Senior Vice President of Research at Gartner, 2002-03. Previous roles with Accenture and SAP America.

ANALYST / INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES
Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914
Email: josh.rosenstock@misys.co.uk

ABOUT MISYS plc
Misys plc (FTSE: MSY.L), the global software and solutions company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

SEC MAIL PROCESSING
JAN 22 2007
WASH. D.C. 199 SECTION

REG-Misys: Statement re Board Appointment <MSY.L>
Released: 17/01/2007

17 JANUARY 2007
FOR IMMEDIATE RELEASE

MISYS plc
BOARD APPOINTMENT

Misys plc, the global software and solutions company, today (17 January 2007) announces that Jeffrey W Ubben has been appointed to the Company's Board as a non-executive Director with immediate effect. He will also serve on the Audit Committee of the Board.

Jeff Ubben is a co-founder and Managing Partner of ValueAct Capital, a San Francisco based investment partnership. Before co-founding ValueAct Capital in 2000, he was a Managing Partner at BLUM Capital Partners, a private investment partnership, and previously spent eight years at Fidelity Management and Research, where he managed the Fidelity Value Fund. Mr Ubben is a Director of Acxiom Corp., Catalina Marketing Corp., Gartner Group, Inc. and Per-Se Technologies, Inc.

Sir Dominic Cadbury, Chairman, Misys plc, said: `We are extremely pleased to have appointed Jeff as a non-executive Director. He brings extensive knowledge and insight into our industry, which will be invaluable as we drive improved performance at Misys and increased value for all our shareholders and customers alike.'

Jeff Ubben joins non-executive Directors Sir Dominic Cadbury (Chairman), John Ormerod (Senior Independent Director), John King, Al-Noor Ramji and Dr Jürgen Zech on the Misys Board.

(Ends)

Additional information

Jeff Ubben is a former Chairman and Director of Martha Stewart Living Omnimedia, Inc., and a former Director of Mentor Corporation, Insurance Auto Auctions, Inc., and a number of other public and private companies. He has a BA from Duke University and an MBA from the J L Kellogg Graduate School of Management at Northwestern University.

ValueAct Capital is an investor in Misys plc, currently holding 9.5% of the Company's shares.

ValueAct Capital has over US$4.8 billion in investments.

ANALYST / INVESTOR ENQUIRIES

Alex Dee

Tel: +44 (0) 20 7368 2336

Mob: +44 (0) 7989 017 979

Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam	Josh Rosenstock
Tel: +44 (0) 20 7368 2305	Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721	Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk	Email: josh.rosenstock@misys.co.uk

ABOUT MISYS plc

Misys plc (FTSE: MSY.L), the global software and solutions company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care

providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 18/01/2007

Director/PDMR Shareholding

Misys plc ("Misys") announces, for the purposes of Disclosure Rule 3.1.4, that on Jeff Ubben's appointment as a director of Misys on 16 January 2007, he has informed the Company, pursuant to s.324 of the Companies Act 1985 of the following interests in Misys 1p ordinary shares:

1) as a Managing Partner of ValueAct Capital, he has an interest in 47,687,074 Misys 1p ordinary shares, being the total number of shares held by ValueAct Capital . This holding represents 9.5% of Misys's issued share capital (excluding Treasury Shares).

2) as an investor in ValueAct, he has an interest in 1,120,615 shares, being his proportionate interest in the total number of shares held by ValueAct Capital acting through ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.L.C.

18.1.07

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

Rule 12g3-2(b) File No. 82-3…

JAN 2 2 2007
199

Misys plc, the global software and solutions company, today (18 January 2007) announces its interim results for the six months ended 30 November 2006.

Commenting on the results, Mike Lawrie, Chief Executive, Misys plc, said:
"Our Treasury & Capital Markets business is growing well as a result of its revamped product portfolio and Core Banking is making some progress. However, in Healthcare, our performance was unacceptable and we have taken action to address this - early indications are positive and we will take further action if necessary.
"It is clear to me since joining Misys that given not only the growth opportunities in the core markets in which we operate, but also internal initiatives we can pursue, we have the potential to deliver much greater performance. As I outlined in December, we are in the process of developing a full turnaround plan for Misys to deliver value for our customers, employees and shareholders. I'll be saying more about our plans in early March."

Financial results

- Revenue: £468m (2005: £465m)
- Operating profit: £36m (2005: £41m)
- Adjusted operating profit[1]: £41m (2005: £38m)
- Like for like operating profit[2]: £43m (2005: £36m)
- Earnings per share: Basic 4.8p (2005: 5.7p); Adjusted basic[3] 5.9p (2005: 6.3p)
- Interim dividend: 2.82p, up 5%
- Net debt: £136m (2005: £300m)

Business highlights

- Banking delivered solid revenues and some margin recovery
  – Treasury & Capital Markets - good growth on back of revamped product portfolio
  – Core Banking - progress following reorganisation last spring
- Healthcare - overall performance unacceptable, action taken to mitigate and improve performance
  – good growth in maintenance revenue
  – order intake fell across the division
- Sesame: strong improvement in operating profit
- Turnaround plan well under way and significant new management appointments

1 *Excludes exceptional items, gains and losses on embedded derivatives and amortisation of acquired intangibles.*
2 *Excludes exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles, the impact of acquisitions and disposals and is stated at constant exchange rates.*
3 *Excludes exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and exchange gains and losses on debt previously hedging goodwill written off to reserves.*

WEBCAST
A live webcast of the presentation to analysts will be available on the Company's website at www.misys.com from 09.00 today and will be available to view on demand from approximately 14.00.

A results interview with Mike Lawrie, Chief Executive, will be available from 07.00 on www.misys.com and on www.cantos.com.

ANALYST / INVESTOR ENQUIRIES

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam
Tel: +44 (0) 20 7368 2305

Josh Rosenstock
Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7957 807 721
Email: susan.cottam@misys.co.uk

Mob: +44 (0) 7921 910 914
Email: josh.rosenstock@misys.co.uk

ABOUT MISYS PLC

Misys plc (FTSE: MSY), the global software and solutions company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com.

SUMMARY RESULTS

	Statutory revenues		Like for like revenues (note 2)		Like for like return on revenue	
	2006	2005	**2006**	2005	**2006**	2005
	£m	£m	**£m**	£m	**%**	%
Banking	**133**	125	**131**	121	**15**	12
Healthcare	**147**	156	**143**	148	**15**	15
Sesame	**188**	184	**188**	184	**4**	2
Group	**-**	-	**-**	-	**-**	-
Continuing operations	**468**	465	**462**	453	**9**	8

	Statutory operating profit		Adjusted operating profit (note 1)		Like for like operating profit (note 2)	
	2006	2005	**2006**	2005	**2006**	2005
	£m	£m	**£m**	£m	**£m**	£m
Banking	**19**	14	**20**	15	**20**	14
Healthcare	**18**	23	**19**	23	**21**	22
Sesame	**8**	8	**8**	4	**8**	4
Group	**(9)**	(4)	**(6)**	(4)	**(6)**	(4)
Continuing operations	**36**	41	**41**	38	**43**	36

	Statutory		Adjusted (note 3)	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Profit before taxation	**30**	27	**35**	30
Profit after taxation	**23**	20	**28**	23
Profit for the period for discontinued operations (note 4)	**-**	7	**-**	7
Basic earnings per share	**4.8p**	5.7p	**5.9p**	6.3p
Proposed interim dividend per share	**2.82p**	2.69p		
Net debt	**136**	300		

Notes:

1. *Adjusted operating profit is stated before exceptional items, gains and losses on embedded derivatives and amortisation of acquired intangibles, as follows:*

a. *Exceptional items consist of: cost of terminated offer process in Group £3.6m (2005: £nil); profit on disposal of businesses in Banking £1.0m (2005: £nil); profit on disposal of associate in Sesame £nil (2005: £6.6m); loss on disposal of businesses in Sesame £nil (2005: £2.8m).*

b. *Loss on embedded derivatives in Banking £0.9m (2005: gain of £0.4m).*

c. *Amortisation of acquired intangibles in Banking £1.4m (2005: £0.7m) and Healthcare £0.6m (2005: £nil).*

2. *Like for like results are stated before exceptional items, gains and losses on embedded derivatives,*

amortisation of acquired intangibles and the impact of acquisitions and disposals in the current and prior period. Figures are quoted in sterling using average exchange rates for the six months ended 30 November 2006.

a. *The businesses disposed of in the current and prior period contributed revenue and adjusted operating profit, for Banking: revenue of £0.2m (2005: £1.5m) and profit of £nil (2005: loss of £0.1m) and for Sesame: revenue of £nil (2005: £0.4m) and loss of £nil (2005: £0.1m).*

b. *The businesses acquired in the current and prior period contributed incremental revenue and adjusted operating profit for Banking: revenue of £2.4m (2005: £nil) and profit of £nil (2005: £nil) and for Healthcare: revenue £4.0m (2005: £nil) and losses of £2.0m (2005: £nil).*

c. *Restating the results for 2005 using the average exchange rates for 2006 has decreased 2005 revenues by £10.0m (Banking: £2.0m; Healthcare: £8.0m) and operating profit £1.5m (Banking: £0.2m; Healthcare: £1.3m). The most significant impact is from the movement in the US dollar, where the average exchange rate in 2006 was US$1.87:£1 comparedto US$1.78:£1 in 2005.*

3. *Adjusted to exclude exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and exchange losses of £nil (2005: £6.4m) which was on debt previously hedging goodwill written off to reserves.*

4. Profit from discontinued operations relates to General Insurance, which was disposed of in the second half of 2005/06. In the prior period it contributed operating profit and profit after tax of £7.3m.

CHIEF EXECUTIVE'S STATEMENT

I became Chief Executive of Misys in November 2006 following a disruptive period for the Company which included the unsuccessful Offer Process. Since joining, my main priority in the first few weeks has been to meet with many of our customers, employees, partners and shareholders. I have been listening to what they believe we do well and where we need to improve our performance.

In terms of our performance in the first six months of this financial year, our Treasury & Capital Markets business is growing well as a result of its revamped product portfolio and buoyant market demand and it is gaining significant, new, top tier customers around the world. In Core Banking, which brought together our retail and wholesale banking operations in spring 2006, we have begun to make some progress. Our Healthcare business, as we reported in our December 2006 trading update, did not perform in line with the markets or its peers due to a number of factors which resulted in significantly lower ILF order intake. We have taken action to improve performance here: early signs are positive but we will continue to evaluate the effectiveness of these actions and will take further steps if necessary. Sesame, which remains non-core to us strategically, capitalised on favourable market conditions and product demand to perform strongly.

We have some valuable assets in Misys: our extensive customer base, our range of products and a talented workforce. Furthermore, our core markets, banking and healthcare, are strong and growing and we expect these conditions to continue. We have made progress in some areas but there is much more that we need to do to capitalise on our assets and our market opportunities in order to improve performance and drive value for shareholders, customers and employees.

We are therefore developing a programme for Misys which will clearly set out how we intend to turn the business around, which I see as a three to five year process. The goal is to improve our performance across all areas, driving real, sustainable value for customers, employees and shareholders, and letting our stakeholders know what we will hold ourselves accountable for delivering. We are initially focusing on four priority areas: our financial roadmap; our development effectiveness; our customer-facing activities; and a complete review of our Healthcare and Core Banking strategic direction.

To make this happen, we are building a seasoned senior leadership team that can execute with urgency, energy and passion and who will be held accountable for delivering results. We have made a separate announcement in relation to this today. It is clear that we have a real opportunity to increase the value we deliver to all stakeholders and I am truly energised by the opportunity here. I look forward to beginning to articulate our game plan for Misys in early March.

FINANCIAL SUMMARY

The information in this section is presented on an as reported basis.

In the six months ended 30 November 2006 revenues were £468m, 1% above the previous year (2005: £465m) reflecting increased revenues from Banking and Sesame, offset by a decrease in Healthcare exacerbated by an adverse movement in the US dollar exchange rate. Operating profit was £36m (2005: £41m) while on a like for like basis was £43m (2005: £36m). Basic earnings per share were 4.8p (2005: 5.7p) and adjusted basic earnings per share were 5.9p (2005: 6.3p), a decrease of 0.4p. The Board is declaring an interim dividend of 2.82p per share, an

increase of 5% on the prior year interim dividend. Net debt at £136m was £164m lower than at the end of November 2005.

OUTLOOK

Market conditions in our core businesses remain positive which will continue to drive demand for our leading products. Our further aim is to align ourselves with the highest growth opportunities in the markets we serve in order to ensure that we are well positioned to deliver ongoing growth across our whole product suite.

BUSINESS PERFORMANCE AND FINANCIAL REVIEW

The information in this section is presented on a like for like basis. The like for like results are stated before exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and the impact of acquisitions and disposals in the current and prior periods. All figures are quoted in sterling using average exchange rates for the six months ended 30 November 2006.

Overview

Revenue for the half year at £462m was 2% above that of the same period last year. Banking and Sesame reported increases in revenue while Healthcare reported a decline. Operating profit at £43m was 21% ahead of last year while operating margin was up from 7.9% to 9.4% reflecting a recovery in Banking margins and a stronger performance from Sesame.

Banking

Market conditions

Market conditions have continued to be favourable with growth in banking IT budgets at around 5-6% overall, with some regional variations such as Asia Pacific and Eastern Europe demonstrating stronger growth. Whilst the majority of spending - in excess of 85% - continues to go to maintaining existing systems, financial services firms are allocating a larger share of the IT budget to new projects from third party vendors to meet increased demand for compliance, expand channel coverage and eliminate redundant systems. In capital markets new spending is also being driven by the growth in global derivative volumes and by expanding hedge fund activity.

Trading performance

Revenues at £131m were 7% ahead of last year. Initial Licence Fees ('ILF') order intake at £36m was in line with the same period last year. ILF revenues increased by 7% to £39m and the ILF order book closed down 8% at £27m both against a strong comparable period.

Maintenance revenues at £61m were 5% higher than the same period last year. This growth continues to reflect the value of our extensive and stable customer base. Professional services revenues of £25m increased by 11% as a result of the larger services elements in our recent contract wins.

Operating profit at £20m reflects an operating margin of 15%, which increased from 12% in the same period last year reflecting some of the benefits from actions taken on cost control.

Business performance

Our Treasury & Capital Markets ('TCM') business had a very good first half, capitalising on buoyant demand. Our Core Banking business, formed in spring 2006, showed some progress in its first full financial operating period. Both businesses signed a number of new name contracts during the first six months of the year.

In Core Banking, UBS, the Swiss-based banking group, chose Misys Midas Plus to provide a competitive edge in corporate banking products for its Wealth Management and Business Banking clients across its Asian operations. The Bank of Cyprus selected Misys Midas Plus with Global Processing to help consolidate its treasury systems into a single location and improve the efficiency of its operations.

In June, the International Finance Investment and Commerce Bank Limited in Bangladesh bought Misys Equation to help expand the reach and capabilities of its retail banking operation. In the same month, both Eskan Bank and KASB Bank also selected Misys Equation for their core banking systems. The United Bank of Egypt announced in November that it had chosen Misys Equation to optimise inter-branch communications and reporting for the bank's head office and its branch network, currently comprising over 40 locations.

We have seen high levels of demand for our market-leading TCM products in China and during the period we

increased the size of our TCM team there. The Bank of Communication, Shanghai, one of China's oldest and most progressive banking houses, announced that it was implementing Misys Opics throughout its head office to manage the transaction workflow of treasury trades. In Hong Kong, the Dah Sing Group selected Misys Opics to fully manage its treasury back office operations, including its derivative processing, across its branches in Hong Kong, Macau and mainland China. The China Merchants Bank, the largest credit card issuing bank in China, went live with Misys Opics at its head office in Shenzen.

Misys Summit was chosen by ICBC, China's largest bank, Japan Post, one of Japan's largest financial institutions, and by Asian Development Bank for their treasury and capital market requirements.

In September we announced the launch of both Misys Treasury Plus 1.3, featuring enhancements in self service and usability, as well as the launch of a new platform for our credit derivatives platform for Misys Summit FT.

Accolades received during the period include one of five vendors to win the Microsoft Prestigious Innovator Award in Financial Services; Technology Company of the Year, Asia, from Structured Products Magazine; Best Trade Finance Solution at the 2006 Financial-i Leaders in Innovation awards; and Gold status for the fifth consecutive year for Misys Message Manager from SWIFTready.

Healthcare

Market conditions

Information technology remains at the centre of the United States' plan to slow the rise in healthcare costs, driven by an ageing population, the prevalence of chronic diseases and technological advances in medicine. There are still considerable inefficiencies in the way the market operates resulting from the complexity of delivery with multiple clinicians, interactions and organisations involved. There are also quality issues caused by the lack of focus on outcomes. IT provides the solution to some of these issues. The market remains strong and highly competitive. Recent changes to legislation will provide a catalyst for faster penetration of electronic medical record ('EMR') systems as hospitals are now able to subsidise the purchase of EMR systems by physicians.

Trading performance

Revenue at £143m was 3% below the same period last year. ILF order intake at £21m was 23% below the same period last year and ILF revenue at £23m was 15% below the same period last year. ILF order intake in Physician Systems slowed significantly and ILF order intake across the business as a whole was behind the performance of the market and our own expectations. As we stated in December, there were a number of internal and external factors which contributed to this unacceptable performance. We have taken action to address these issues and early signs are positive but we will continue to evaluate the effectiveness of these actions and will take further steps if necessary.

Maintenance revenue showed good growth at £62m, being 9% ahead of the same period last year and demonstrating the strength and stability of our installed base. Transaction services revenue grew by 2% to £32m. Payerpath continues to perform well, and is ahead of plan in terms of penetrating our existing customer base and has realised price improvements in line with our expectations.

Operating profit at £21m was 3% behind last year, reflecting an operating margin of 15% in line with the same period last year.

Business performance

During the first six months of the year we signed a number of new contracts across our product range. New sales of Misys EMR included a US$1m contract with the Washington-based, Sea Mar Community Health Centers; and with Wake Heart and Vascular Associates, the largest cardiology practice in eastern North Carolina. Three members of the South Shore Physicians Hospital Organisation in Massachusetts bought Misys EMR and Misys Vision; Silver Cross, a 400-physician hospital in the Chicago metropolitan area, selected Misys EMR and Misys Tiger.

Nash Health Care Systems, a healthcare provider organisation in North Carolina, bought Misys CPR, our enterprise-wide solution, Misys Connect and Misys Homecare to connect its hospital with community physicians' offices and its affiliated hospice agency. The Arnot Ogden Medical Centre, an existing Misys CPR customer, decided to replace its existing laboratory information system with Misys Laboratory in order to improve all laboratory patient care and workflow needs.

We also announced one of our largest ever new contracts. Daughters of Charity Health Systems (DCHS), a Californian regional healthcare system, signed a significant multi-million dollar contract for which we will provide a core clinical system for DCHS operations to assist the organisations in their mission to provide safe patient care and quality outcomes. Ultimately, DCHS will have an integrated healthcare IT platform serving all clinicians. Our solutions will include Misys CPR, Misys Connect, Misys EMR and Misys Data Warehouse.

Our product quality continues to be recognised by independent third parties. In July, we were amongst the first electronic medical record vendors in the United States to successfully complete testing status for Doctor's Office Quality-Information Technology. In July, Gartner announced that it was positioning Misys in its "Magic Quadrant for U.S. Physicians Office Systems, 2006" report. Frost & Sullivan announced in November that it has bestowed its 2006 Product Line Strategy Leadership Award on Misys CPR.

In June we launched the innovative Misys Center for Community Health Leadership. The Center works to create local communities for the advancement of healthcare IT through electronic health record ("EHR") adoption, improving patient care and operational efficiency. Misys believes that EHR adoption is the first step in creating a truly interconnected healthcare community. The Center's goal is to drive the advancement of an interoperable healthcare system through shared knowledge and best practices in healthcare IT in order to reduce unsustainable healthcare costs and improve the quality of care.

Sesame

Sesame is a leading provider of support services to financial advisers in the UK. During the first half of the year, Sesame capitalised on positive market sentiment and strong demand for key products.

Revenues at £188m were 3% ahead of the same period last year reflecting the increased productivity of our Registered Individuals. Operating profit increased by over 100% to £8m reflecting an operating margin of 4%. Around 1,450 financial advisers have been recruited into the Sesame Select open multi-tie proposition, resulting in the expected reduction in the membership of Sesame Network.

OTHER FINANCIAL INFORMATION

Unless otherwise stated, the information in this section is presented on a statutory basis.

Acquisitions and disposals

In July 2006, the Group disposed of its 100% holding in Misys Asset Management Systems SA. The revenue and profits up to the date of disposal were £0.2m and £nil respectively (2005: £1.5m and £0.1m loss).

In August 2006, the Banking business acquired Trapedza Financial Systems Limited. The business contributed revenue and losses in the period of £nil and £0.4m respectively.

Cash flow, interest charges and borrowings

Net cash flow from operating activities, which includes taxes and net interest paid, was an outflow of £13m compared with an outflow of £14m last year.

Cash used in investing activities decreased to £14m compared with £25m last year, mainly reflecting a decrease in net cash flows related to acquisitions and disposals.

Capitalised development costs at £8m were broadly in line with last year.
Net debt at 30 November 2006 was £136m compared with £300m at 30 November 2005 and £95m at 31 May 2006. Net finance costs in 2005 of £14m included a charge of £6m in respect of exchange losses on debt previously hedging goodwill written off to reserves. This latter charge has been excluded from the calculation of adjusted earnings per share. The net interest payable at £6m was £1m below last year reflecting lower average borrowings partly offset by higher average interest rates. Interest cover was 6 times.

Profit before tax and earnings per share

Profit before tax at £30m was £3m above last year.

The taxation charge on ordinary activities at £7m is slightly below last year. The underlying effective tax rate on the adjusted profit before tax (adjusted to exclude exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and the exchange gains or losses on debt hedging goodwill previously written off to reserves) at 19% is slightly ahead of last year, which included the operating profit of General Insurance.

Basic earnings per share ('EPS') at 4.8p were 0.9p below the previous year of 5.7p. Adjusted basic EPS (adjusted to exclude exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and the exchange gains or losses on debt hedging goodwill previously written off to reserves) at 5.9p was 0.4p below the prior year. A detailed reconciliation of basic to adjusted basic EPS is set out in note 4. In the opinion of the Directors, the adjusted basic EPS provides more comparable and representative information on the continuing and established trading activities of the Company.

Income statement for the six months to 30 November 2006

	First half	First half	Year
all figures in £ millions	**2006/07**	2005/06	2005/06
Continuing operations			
Revenue (note 2)	**468.2**	464.5	953.3
Operating profit before exceptional items	**38.3**	37.0	83.6
Exceptional items (note 3)	**(2.6)**	3.8	(27.8)
Operating profit (note 2)	**35.7**	40.8	55.8
Finance costs	**(9.1)**	(9.4)	(21.4)
Finance income	**2.7**	2.1	4.9
Exchange gains or losses on debt previously hedging goodwill written off to reserves	**-**	(6.4)	0.2
Net finance costs (note 6)	**(6.4)**	(13.7)	(16.3)
Profit before taxation	**29.3**	27.1	39.5
Taxation (note 7)	**(6.5)**	(6.9)	(13.5)
Profit after taxation from continuing operations	**22.8**	20.2	26.0
Discontinued operations			
Profit after taxation and before exceptional items	**-**	7.3	15.2
Exceptional items	**-**	-	171.9
Profit for the period from discontinued operations (note 5)	**-**	7.3	187.1
Profit for the period and attributable to shareholders of Misys plc	**22.8**	27.5	213.1
	pence	pence	Pence
Basic earnings per share (note 4)	**4.8**	5.7	44.0
Diluted earnings per share (note 4)	**4.7**	5.6	43.6
Dividend per share (note 8)	**2.82**	2.69	7.18

Statement of recognised income and expenditure for the six months to 30 November 2006

	First half	First half	Year
all figures in £ millions	**2006/07**	2005/06	2005/06
Exchange differences on translation of foreign operations	**(2.2)**	(1.1)	1.9
Actuarial gains (losses) on defined benefit pension schemes	**(0.3)**	2.2	2.9
Taxation (charge) credit on items taken directly to or transferred from equity	**-**	(0.6)	(2.4)
Net (expense) income recognised directly in equity	**(2.5)**	0.5	2.4
Net profit for the period	**22.8**	27.5	213.1
Total recognised income in the period	**20.3**	28.0	215.5
Adjustment for the implementation of IAS 39	**-**	(1.7)	(1.7)
Attributable to shareholders of Misys plc	**20.3**	26.3	213.8

Statement of cash flows for the six months to 30 November 2006

	First half	First half	Year
all figures in £ millions	**2006/07**	2005/06	2005/06
Operating activities			
Net cash flow generated from operations	**2.7**	(3.2)	106.5
Net interest paid	**(6.9)**	(5.8)	(15.4)
Taxation paid	**(9.2)**	(5.0)	(14.8)
Net cash flow from operating activities	**(13.4)**	(14.0)	76.3
Investing activities			
Acquisitions and disposals of businesses	**(1.3)**	(11.3)	119.0
Expenditure on developed software	**(7.8)**	(9.1)	(14.4)

Other capital expenditure and financial investment	(5.0)	(4.6)	(8.3)
Net cash flow from investing activities	**(14.1)**	(25.0)	96.3
Net cash flow from financing activities (note 9)	**3.8**	29.5	(166.7)
Net cash flow from operating, investing and financing activities	**(23.7)**	(9.5)	5.9
Differences on exchange	**(1.1)**	0.5	0.2
(Decrease) increase in cash and cash equivalents in the period	**(24.8)**	(9.0)	6.1
Net cash and cash equivalents at the start of the period	**107.7**	101.6	101.6
Net cash and cash equivalents at the end of the period	**82.9**	92.6	107.7

all figures in £ millions	**First half 2006/07**	First half 2005/06	Year 2005/06
Continuing operations			
Profit after taxation	**22.8**	20.2	26.0
Net finance costs	**6.4**	13.7	16.3
Taxation charge	**6.5**	6.9	13.5
Amortisation charge net of (profit) loss on disposal of other intangibles	**6.0**	3.8	11.7
Depreciation charge net of (profit) loss on disposal of property, plant and equipment	**3.9**	4.5	9.1
Share-based payment charge	**3.2**	5.4	9.5
Differences between pension charge and cash contributions	**-**	-	(5.0)
Net (profit) loss on disposal of businesses	**(1.0)**	(3.8)	(5.2)
(Decrease) increase in deferred income	**(20.8)**	(29.6)	5.8
Other working capital movements	**(24.7)**	(32.5)	11.2
Other non-cash movements	**0.4**	0.5	(0.2)
Net cash flow generated from continuing operations	**2.7**	(10.9)	92.7
Discontinued operations			
Profit after taxation	**-**	7.3	187.1
Depreciation charge net of (profit) loss on disposal of property, plant and equipment	**-**	0.1	0.2
Share-based payment charge	**-**	0.1	0.3
Net profit on disposal of businesses	**-**	-	(171.9)
Decrease in deferred income	**-**	(0.4)	(0.5)
Other working capital movements	**-**	0.6	(1.4)
Net cash flow generated from discontinued operations	**-**	7.7	13.8
Net cash flow generated from operations	**2.7**	(3.2)	106.5

Other working capital movements include increases and decreases in inventories, trade and other receivables, payables and provisions.

Consolidated balance sheet as at 30 November 2006

all figures in £ millions	**First half 2006/07**	First half 2005/06	Year 2005/06
Non current assets			
Goodwill (note 11)	**231.8**	228.5	241.1
Other intangible assets (note 12)	**49.9**	36.8	47.0
Property, plant and equipment	**17.5**	21.1	18.0
Investments	**3.7**	3.8	3.8
Trade and other receivables	**14.4**	14.2	17.5
Derivative financial instruments	**0.6**	-	0.5

Deferred tax assets	**19.8**	20.6	22.7
	337.7	325.0	350.6
Current assets			
Inventories	**0.8**	1.2	0.9
Trade and other receivables	**173.0**	186.7	175.7
Derivative financial instruments	**2.5**	-	1.0
Current tax assets	**5.4**	1.2	4.5
Cash and cash equivalents	**84.8**	97.6	117.2
	266.5	286.7	299.3
Current liabilities			
Trade and other payables	**(135.8)**	(130.0)	(153.8)
Loans and overdrafts	**(3.0)**	(2.6)	(11.8)
Derivative financial instruments	**(2.2)**	-	(0.7)
Current tax liabilities	**(47.1)**	(53.7)	(49.9)
Provisions (note 13)	**(54.4)**	(51.6)	(64.8)
Deferred income	**(89.4)**	(83.8)	(114.7)
	(331.9)	(321.7)	(395.7)
Net current liabilities	**(65.4)**	(35.0)	(96.4)
Total assets less current liabilities	**272.3**	290.0	254.2
Non current liabilities			
Trade and other payables	**(3.9)**	(0.7)	(3.7)
Loans and overdrafts	**(217.6)**	(394.5)	(200.1)
Derivative financial instruments	**(2.8)**	(2.6)	(2.5)
Provisions (note 13)	**(31.8)**	(34.8)	(35.9)
Deferred income	**(3.9)**	(6.4)	(4.3)
Retirement benefit obligations	**(0.7)**	(6.6)	(0.7)
	(260.7)	(445.6)	(247.2)
Net assets (liabilities)	**11.6**	(155.6)	7.0
Equity			
Share capital	**5.5**	5.6	5.5
Share premium account	**67.2**	67.1	67.2
Capital redemption reserve	**0.3**	0.2	0.3
Other reserves	**(61.4)**	(228.5)	(66.0)
Equity shareholders' funds (deficit)	**11.6**	(155.6)	7.0

NOTES TO THE ACCOUNTS

1 Basis of preparation

The interim financial statements have been prepared in accordance with the Listing Rules of the Financial Services Authority. These are the same accounting policies as those used for preparation of the Annual Report and Accounts for the year ended 31 May 2006. The interim report should be read in conjunction with the annual financial statements for the year ended 31 May 2006.

The financial statements attached do not constitute the full financial statements within the meaning of Section 240 of the UK Companies Act 1985. Full accounts for Misys plc for the year ended 31 May 2006 have been delivered to the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under sections 237(2) or 237(3) of the Companies Act 1985.

This interim report was approved by the Board of Directors on 17 January 2006. This report has not been audited, but has been the subject of a review by the auditors, who have reported that they are not aware of any material modifications that should be made to the financial statements, as presented for the six months ended 30 November 2006.

2 Segmental analysis

The Group's primary segment reporting is by business sector, consisting of Banking, Healthcare, Sesame and Group.

Revenue, operating profit and other segment information

Continuing operations

all figures in £ millions	**Banking**	**Healthcare**	**Sesame**	**Group**	**First half 2006/07**
Revenue	**133.0**	**147.1**	**188.1**	**-**	**468.2**
Operating profit before exceptional items	**17.5**	**18.4**	**8.0**	**(5.6)**	**38.3**
Exceptional items	**1.0**	**-**	**-**	**(3.6)**	**(2.6)**
Operating profit	**18.5**	**18.4**	**8.0**	**(9.2)**	**35.7**
Net finance costs					**(6.4)**
Profit before taxation					**29.3**
Taxation					**(6.5)**
Profit for the period					**22.8**
Share-based payment charge	**(1.3)**	**(1.1)**	**(0.1)**	**(0.7)**	**(3.2)**
Amortisation of acquired intangibles	**(1.4)**	**(0.6)**	**-**	**-**	**(2.0)**
Losses on embedded derivatives	**(0.9)**	**-**	**-**	**-**	**(0.9)**

Continuing operations

all figures in £ millions	Banking	Healthcare	Sesame	Group	First half 2005/06
Revenue	124.8	155.8	183.9	-	464.5
Operating profit before exceptional items	14.0	23.1	3.8	(3.9)	37.0
Exceptional items	-	-	3.8	-	3.8
Operating profit	14.0	23.1	7.6	(3.9)	40.8
Net finance costs					(13.7)
Profit before taxation					27.1
Taxation					(6.9)
Profit for the period					20.2
Share-based payment charge	(2.2)	(2.2)	(0.2)	(0.8)	(5.4)
Amortisation of acquired intangibles	(0.7)	-	-	-	(0.7)
Gains on embedded derivatives	0.4	-	-	-	0.4

Continuing operations

all figures in £ millions	Banking	Healthcare	Sesame	Group	Year 2005/06
Revenue	266.6	316.7	370.0	-	953.3
Operating profit before exceptional items	36.2	47.4	8.6	(8.6)	83.6
Exceptional items	(13.9)	(2.0)	(10.5)	(1.4)	(27.8)
Operating profit	22.3	45.4	(1.9)	(10.0)	55.8
Net finance costs					(16.3)
Profit before taxation					39.5
Taxation					(13.5)
Profit for the period					26.0
Share-based payment charge	(3.7)	(3.8)	(0.3)	(1.7)	(9.5)
Amortisation of acquired intangibles	(1.9)	(0.5)	-	-	(2.4)
Gains on embedded derivatives	0.3	-	-	-	0.3

Excluded from the above are the following items relating to discontinued operations: revenue £nil (First half 2005/06: £16.0m; Year 2005/06: £31.3m); operating profit before exceptional items £nil (First half 2005/06: £7.3m; Year 2005/06: £15.2m); operating profit £nil (First half 2005/06: £7.3m; Year 2005/06: £187.1m) and share-based payment charge £nil (First half 2005/06: £0.1m; Year 2005/06: £0.3m).

Continuing operations

all figures in £ millions	**Banking**	**Healthcare**	**Sesame**	**First half 2006/07**
ILF	**38.6**	**23.0**	**1.7**	**63.3**
Maintenance	**61.5**	**62.5**	**0.2**	**124.2**
Transaction processing	**6.5**	**35.7**	**186.2**	**228.4**

Professional services	26.3	14.5	-	40.8
Hardware	0.1	11.4	-	11.5
	133.0	147.1	188.1	468.2

Continuing operations

all figures in £ millions	Banking	Healthcare	Sesame	First half 2005/06
ILF	36.9	28.5	0.1	65.5
Maintenance	59.5	59.7	0.6	119.8
Transaction processing	5.4	33.5	182.8	221.7
Professional services	22.9	17.2	0.4	40.5
Hardware	0.1	16.9	-	17.0
	124.8	155.8	183.9	464.5

3 Exceptional items

	First half	First half	Year
all figures in £ millions	**2006/07**	2005/06	2005/06
Profit (loss) on disposal of businesses	**1.0**	(2.8)	(2.8)
Terminated offer process	**(3.6)**	-	-
Profit on disposal of associate	-	6.6	8.0
Estimated costs and redress payments associated with regulatory reviews and endowment complaints	-	-	(15.7)
Restructuring programme	-	-	(13.9)
Acquisition integration costs	-	-	(2.0)
Discontinued disposal costs	-	-	(1.4)
Exceptional items within continuing operations	**(2.6)**	3.8	(27.8)
Profit on disposal of operations (note 5)	-	-	171.9
Total exceptional items before taxation	**(2.6)**	3.8	144.1
Taxation on exceptional items within continuing operations	**(0.1)**	-	1.6
Total exceptional items after taxation	**(2.7)**	3.8	145.7

Terminated offer process
The exceptional charge in the current period of £3.6m relates to the costs incurred through the terminated offer process. There is no tax impact in respect of this item recognised within the taxation charge. There was a cash outflow of £2.4m in respect of this item in the period.

Profit on disposal of associate
In the prior period, the profit on disposal of £6.6m (Year 2005/06: £8.0m) relates to the disposal of the 29% investment in First Software (UK) Limited in August 2005. There is no tax impact in respect of this item recognised within the taxation charge. There was a cash inflow in the prior period, net of expenses, of £7.2m (Year 2005/06: £8.6m) in respect of this item.

Profit (loss) on disposal of businesses
The current period profit on disposal of £1.0m relates to the disposal of the 100% holding in Misys Asset Management Systems SA in July 2006. A tax charge of £0.1m has been recognised in respect of this item, within the taxation charge. There was a cash inflow of £0.9m in respect of this item in the period.

The prior period loss on disposal of £2.8m (Year 2005/06: £2.8m) relates to the disposal of the 60% holding in AssureWeb Limited in July 2005. There is no tax impact in respect of this item recognised within the taxation charge. There was a cash inflow in the prior period, net of expenses, of £2.7m (Year 2005/06: £2.7m) in respect of this item.

Estimated costs and redress payments associated with regulatory reviews and endowment complaints
The exceptional charge recognised in the second half of 2005/06 of £15.7m relates to the estimated costs and redress payments in respect of endowment complaints that have been received and are anticipated in the future; arising from a regulatory review of structured capital at risk products; and from a former network member review. There is no tax impact in respect of this item recognised within the taxation charge. There was a cash outflow of £9.6m (First half 2005/06: £7.4m; Year 2005/06: £13.5m) in respect of these items in the period.

Restructuring programme
The exceptional charge recognised in the second half of 2005/06 of £13.9m relates to restructuring within Banking.

These costs consisted principally of redundancy costs of £8.3m, onerous contract costs of £2.6m and the write off of developed software of £2.6m. A tax credit of £0.8m was recognised in respect of this item in the second half of 2005/06, within the taxation charge. There was a cash outflow of £3.9m (First half 2005/06: £nil; Year 2005/06: £3.8m) in respect of this item in the period.

Acquisition integration costs
The exceptional charge recognised in the second half of 2005/06 of £2.0m relates to the costs associated with the integration of the acquisitions. These costs consist principally of redundancy and onerous contract costs. A tax credit of £0.8m has been recognised in respect of this item within the taxation charge in the second half of 2005/06. There was a cash outflow of £0.7m (First half 2005/06: £nil; Year 2005/06: £0.5m) in respect of this item in the period.

Discontinued disposal costs
The exceptional charge of £1.4m recognised in the second half of 2005/06 relates to costs incurred in the potential sale process of Sesame which was terminated during the prior year. There is no tax impact in respect of this item recognised within the taxation charge. There was a cash outflow of £1.4m in respect of this item in the second half of 2005/06.

4 Earnings per share

Earnings per share ('EPS') have been calculated in accordance with IAS 33 'Earnings Per Share' by dividing profit attributable to shareholders by the weighted average number of shares in issue during the period.

Adjusted basic and adjusted diluted EPS are presented to provide more comparable and representative information on the continuing and established trading activities. Accordingly, the adjusted basic and adjusted diluted EPS figures exclude exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and exchange gains or losses on debt previously hedging goodwill written off to reserves. Where applicable, all items below are shown net of taxation.

	First half	First half	Year
all figures in £ millions	**2006/07**	2005/06	2005/06
Profit attributable to shareholders	**22.8**	27.5	213.1
Exceptional items after taxation	**2.7**	(3.8)	(145.7)
Gains and losses on embedded derivatives after taxation	**0.7**	(0.4)	(0.2)
Amortisation of acquired intangibles	**2.0**	0.7	2.4
Exchange (gains) or losses on debt previously hedging goodwill written off to reserves	**-**	6.4	(0.2)
Adjusted profit attributable to shareholders	**28.2**	30.4	69.4
	pence	pence	pence
Basic earnings per share	**4.8**	5.7	44.0
Diluted earnings per share	**4.7**	5.6	43.6
Adjusted basic earnings per share	**5.9**	6.3	14.3
Adjusted diluted earnings per share	**5.8**	6.2	14.2
Basic earnings per share from discontinued operations	**-**	1.5	38.7
Diluted earnings per share from discontinued operations	**-**	1.5	38.3

The weighted average number of basic and diluted shares in issue during the period were 477.6m and 483.0m respectively (First half 2005/06: 485.5m and 491.5m; Year 2005/06: 484.1m and 488.4m). Dilution principally arises as a result of outstanding share options.

5 Discontinued operations

On 5 May 2006, the Group sold the General Insurance business, which has been classified as a discontinued operation under IFRS 5.

	First half	First half	Year
all figures in £ millions	**2006/07**	2005/06	2005/06
Revenue	-	16.0	31.3
Operating costs	-	(8.7)	(16.1)

Profit for the period	-	7.3	15.2
Profit on disposal of operations	-	-	171.9
Profit from discontinued operations	-	7.3	187.1

6 Finance costs

	First half	First half	Year
all figures in £ millions	**2006/07**	2005/06	2005/06
Bank loans and overdraft interest payable	**(7.9)**	(8.6)	(19.3)
Amortisation of issue costs on financing	**-**	-	(0.5)
Other interest payable	**(0.3)**	(0.1)	(0.1)
Expected return on pension scheme assets	**1.3**	0.9	2.1
Interest on pension scheme liabilities	**(1.0)**	(0.9)	(1.9)
Unwinding of discount on provisions	**(1.2)**	(0.7)	(1.7)
Finance costs	**(9.1)**	(9.4)	(21.4)
Bank interest receivable	**2.1**	1.9	4.2
Unwinding of discount on receivables	**0.6**	0.2	0.7
Exchange gains (losses) on debt previously hedging goodwill written off to reserves	**-**	(6.4)	0.2
	(6.4)	(13.7)	(16.3)

7 Taxation

Taxation on ongoing ordinary activities

	First half	First half	Year
all figures in £ millions	**2006/07**	2005/06	2005/06
Current taxation			
UK corporation tax at 30%	**0.7**	1.0	1.9
Overseas taxation	**3.1**	4.0	10.0
Overseas prior year items	**0.2**	-	(1.4)
Irrecoverable withholding taxes	**-**	-	0.3
Total current taxation	**4.0**	5.0	10.8
Deferred taxation charge	**2.5**	1.9	2.7
	6.5	6.9	13.5

Included within current taxation is £0.1m (First half 2005/06: £nil; Year 2005/06, credit of £1.6m) in respect of tax on exceptional items.

8 Equity dividends

	First half	First half	Year
all figures in £ millions	**2006/07**	2005/06	2005/06
Amounts recognised as distributions to equity holders in the period			
Final dividend for the year ended 31 May 2006 of 4.49p per share	**21.4**	-	-
Interim dividend for the year ended 31 May 2006 of 2.69 p per share	**-**	-	13.0
Final dividend for the year ended 31 May 2005 of 4.28p per share	**-**	20.7	20.7
	21.4	20.7	33.7
Proposed interim dividend for the year ended 31 May 2007 of 2.82p per share	**13.5**		

The proposed interim dividend of 2.82p per share will be paid on 10 April 2007 to shareholders appearing on the register at the close of business on 26 January 2007. The shares will become ex-dividend on 24 January 2007.

9 Net cash flow from financing activities

all figures in £ millions	**First half 2006/07**	First half 2005/06	Year 2005/06
Dividends paid	**(21.4)**	(20.7)	(33.7)
Increase (decrease) in borrowings	**23.8**	54.8	(111.6)
Capital element of finance leases	**(0.6)**	(0.6)	(1.3)
Payments for purchase of own shares	**(0.7)**	(6.2)	(25.3)
Share options exercised	**2.7**	2.2	5.2
	3.8	29.5	(166.7)

10 Analysis of net debt

all figures in £ millions	At 1 June 2006	Cash flow	Other non cash changes	Differences on exchange	**At 30 November 2006**	At 30 November 2005
Cash	117.2	(31.3)	-	(1.1)	**84.8**	97.6
Overdraft	(9.5)	7.6	-	-	**(1.9)**	(5.0)
	107.7	(23.7)	-	(1.1)	**82.9**	92.6
Bank loans	(199.0)	(25.0)	(0.2)	7.5	**(216.7)**	(388.4)
Loan notes	(1.2)	1.2	-	-	-	(1.6)
Finance leases	(2.2)	0.6	(0.5)	0.1	**(2.0)**	(2.1)
Net debt	(94.7)	(46.9)	(0.7)	6.5	**(135.8)**	(299.5)

Within the regulated business of Sesame are cash balances of £70.3m (First half 2005/06: £71.1m; Year 2005/06: £71.7m) subject to certain restrictions over their use. In addition to these amounts, there are cash balances of £2.7m (First half 2005/06: £2.8m; Year 2005/06: £2.3m) not available for the general use of the Group.

11 Goodwill

all figures in £ millions	Total other intangibles
Cost and net book value at 1 June 2006	241.1
Differences on exchange	(9.4)
Additions through business combinations in the current period	0.2
Reduction in consideration on business combinations completed in prior year	(0.1)
Cost and net book value at 30 November 2006	**231.8**
Cost and net book value at 30 November 2005	228.5

12 Other intangible assets

all figures in £ millions	Complete technology	Customer relationships	Trade names and brands	Total acquired intangibles	Developed software	Third party software	Total intangibles
Cost							
At 1 June 2006	17.7	4.0	0.4	22.1	32.4	12.1	66.6
Differences on exchange	(0.4)	(0.1)	(0.1)	(0.6)	(1.2)	(0.4)	(2.2)
On disposal of subsidiary undertakings	-	-	-	-	-	(0.2)	(0.2)
Additions	1.2	-	-	1.2	7.8	1.5	10.5
Disposals	-	-	-	-	-	(0.8)	(0.8)
At 30 November 2006	**18.5**	**3.9**	**0.3**	**22.7**	**39.0**	**12.2**	**73.9**
At 30 November 2005	8.3	0.2	-	8.5	34.5	12.5	55.5

Amortisation and impairment

At 1 June 2006	(2.5)	(0.2)	-	(2.7)	(7.7)	(9.2)	(19.6)
Differences on exchange	0.1	-	-	0.1	0.4	0.3	0.8
Charge for the period	(1.8)	(0.2)	-	(2.0)	(3.1)	(0.9)	(6.0)
On disposal of subsidiary undertakings	-	-	-	-	-	0.1	0.1
Disposals	-	-	-	-	-	0.7	0.7
At 30 November 2006	**(4.2)**	**(0.4)**	-	**(4.6)**	**(10.4)**	**(9.0)**	**(24.0)**
At 30 November 2005	(1.0)	-	-	(1.0)	(8.6)	(9.1)	(18.7)
Net book value							
At 30 November 2006	**14.3**	**3.5**	**0.3**	**18.1**	**28.6**	**3.2**	**49.9**
At 31 May 2006	15.2	3.8	0.4	19.4	24.7	2.9	47.0
At 30 November 2005	7.3	0.2	-	7.5	25.9	3.4	36.8

Analysis of capitalisation and amortisation of developed software by business:

	Capitalisation of developed software			**Amortisation of developed software**		
		First half	Year		First half	Year
all figures in £ millions	**First half 2006/07**	2005/06	2005/06	**First half 2006/07**	2005/06	2005/06
Banking	**4.2**	5.8	10.4	**1.1**	1.4	3.0
Healthcare	**3.6**	3.3	4.0	**2.0**	0.8	2.0
Continuing operations	**7.8**	9.1	14.4	**3.1**	2.2	5.0

13 Provisions for liabilities and charges

all figures in £ millions	**30 November 2006**	30 November 2005	31 May 2006
Lapse	**37.6**	40.6	38.9
Regulatory reviews and complaints	**30.4**	27.4	41.6
Property	**17.6**	16.6	19.3
Other	**0.6**	1.8	0.9
	86.2	86.4	100.7
Included in current liabilities	**54.4**	51.6	64.8
Included in non current liabilities	**31.8**	34.8	35.9
	86.2	86.4	100.7

Lapse
Lapse provisions of £37.6m (First half 2005/06: £40.6m, Year 2005/06: £38.9m) are held in respect of commissions reclaimable by product providers on policies that may be cancelled within their indemnity period, which is generally less than four years. The lapse provisions are mostly recoverable from members and are shown gross of the recoverable element, with the corresponding entry of £33.5m (First half 2005/06: £36.1m, Year 2005/06: £34.8m) held within other receivables. As a result the net provision is £4.1m (First half 2005/06: £4.5m, Year 2005/06: £4.1m).

Regulatory reviews and complaints
Regulatory reviews and complaints provisions principally comprise the estimated costs arising from both received and future endowment complaints, costs arising from other received complaints, the costs arising from a regulatory review of structured capital at risk products sales, and the FSAVC and pensions review processes. These provisions are expected to be utilised over the next three years and are partly recoverable from members and through insurance cover. The amounts are shown gross of the estimated recoverable element of £20.2m (First half 2005/06: £17.2m, Year 2005/06: £21.1m) which is included within other receivables. As a result the net provision is £10.2m (First half 2005/06: £10.2m, Year 2005/06: £20.5m).

The net amounts charged to the income statement in the period in respect of regulatory reviews and complaints were £2.1m (First half 2005/06: £2.5m, Year 2005/06: £19.3m) including £nil (First half 2005/06: £nil, Year 2005/06: £15.7m) disclosed as an exceptional item.

The final cost of settling these complaints is uncertain and depends upon the proportion of complaints ultimately proved to be valid, the redress cost on each policy, which in turn is dependent upon the performance of investment markets, and the administrative cost of handling the complaints. The recoverability of these costs will depend on whether the Sesame or member insurance policy responds, and if so, what level of excess will apply and the ability of

Sesame to recover costs from members, many of whom are no longer part of the network. In establishing the period end provision, assumptions have been made regarding each of these based on recent actual experience. As a result the actual cost may differ from that for which provision has been made.

Other provisions
The property provisions comprise the net present value of the estimated future costs of vacant and sublet properties and the excess over market value for occupied properties of subsidiaries acquired in previous years. The provision relating to vacant and sublet properties is expected to be utilised on average over the next eight years, and the excess over market value provision over the next seven years.

Contingent consideration is non interest bearing and is payable in cash.

Included in other provisions are amounts primarily in respect of litigation and non property related onerous contracts.

14 Contingent liabilities

The Group operates defined contribution pension schemes including within the US. The Group has applied to the IRS to correct a number of errors that had inadvertently been made in the operation of part of the US schemes, in order to preserve their favourable tax treatment. At this stage it is not practicable to estimate whether or not this will result in a cost to the Company.

15 Reserves

During the period, nil (First half 2005/06: 3.0m; Year 2005/06: 11.8m) ordinary shares were purchased by the Company, representing nil% (First half 2005/06: 0.5%; Year 2005/06: 2.1%) of the issued share capital of Misys plc, for a total cost, including expenses, of £nil (First half 2005/06: £6.2m; Year 2005/06: £24.9m). These shares are initially held in a treasury shares reserve within the profit and loss account reserve and represent a deduction from shareholders' funds.

During the period 0.3m (First half 2005/06: nil; Year 2005/06: 0.2m) ordinary shares were purchased by the Misys Employees' Share Trust at a cost of £0.7m (First half 2005/06: £nil; Year 2005/06: £0.4m).

File No. 82-34961

REG-Misys PLC <MSY.L> Interim Results - Part 2
Released: 18/01/2007

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 2 2 2007
WASH. D.C.
199

RNS Number:7153P
Misys PLC
Part 2 : For preceding part double-click [nRNSR7153P]

Acquisition integration costs

The exceptional charge recognised in the second half of 2005/06 of £2.0m relates to the costs associated with the integration of the acquisitions. These costs consist principally of redundancy and onerous contract costs. A tax credit of £0.8m has been recognised in respect of this item within the taxation charge in the second half of 2005/06. There was a cash outflow of £0.7m (First half 2005/06: £nil; Year 2005/06: £0.5m) in respect of this item in the period.

Discontinued disposal costs

The exceptional charge of £1.4m recognised in the second half of 2005/06 relates to costs incurred in the potential sale process of Sesame which was terminated during the prior year. There is no tax impact in respect of this item recognised within the taxation charge. There was a cash outflow of £1.4m in respect of this item in the second half of 2005/06.

4 Earnings per share

Earnings per share ('EPS') have been calculated in accordance with IAS 33 'Earnings Per Share' by dividing profit attributable to shareholders by the weighted average number of shares in issue during the period.

Adjusted basic and adjusted diluted EPS are presented to provide more comparable and representative information on the continuing and established trading activities. Accordingly, the adjusted basic and adjusted diluted EPS figures exclude exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and exchange gains or losses on debt previously hedging goodwill written off to reserves. Where applicable, all items below are shown net of taxation.

all figures in £ millions	First half 2006/07	First half 2005/06	Year 2005/06
Profit attributable to shareholders	22.8	27.5	213.1
Exceptional items after taxation	2.7	(3.8)	(145.7)
Gains and losses on embedded derivatives after taxation	0.7	(0.4)	(0.2)
Amortisation of acquired intangibles	2.0	0.7	2.4
Exchange (gains) or losses on debt previously hedging goodwill written off to reserves	-	6.4	(0.2)
Adjusted profit attributable to shareholders	28.2	30.4	69.4
	pence	pence	pence
Basic earnings per share	4.8	5.7	44.0
Diluted earnings per share	4.7	5.6	43.6
Adjusted basic earnings per share	5.9	6.3	14.3
Adjusted diluted earnings per share	5.8	6.2	14.2
Basic earnings per share from discontinued operations	-	1.5	38.7
Diluted earnings per share from discontinued			

operations	-	1.5	38.3

The weighted average number of basic and diluted shares in issue during the period were 477.6m and 483.0m respectively (First half 2005/06: 485.5m and 491.5m; Year 2005/06: 484.1m and 488.4m). Dilution principally arises as a result of outstanding share options.

5 Discontinued operations

On 5 May 2006, the Group sold the General Insurance business, which has been classified as a discontinued operation under IFRS 5.

all figures in £ millions	First half 2006/07	First half 2005/06	Year 2005/06
Revenue	-	16.0	31.3
Operating costs	-	(8.7)	(16.1)
Profit for the period	-	7.3	15.2
Profit on disposal of operations	-	-	171.9
Profit from discontinued operations	-	7.3	187.1

6 Finance costs

all figures in £ millions	First half 2006/07	First half 2005/06	Year 2005/06
Bank loans and overdraft interest payable	(7.9)	(8.6)	(19.3)
Amortisation of issue costs on financing	-	-	(0.5)
Other interest payable	(0.3)	(0.1)	(0.1)
Expected return on pension scheme assets	1.3	0.9	2.1
Interest on pension scheme liabilities	(1.0)	(0.9)	(1.9)
Unwinding of discount on provisions	(1.2)	(0.7)	(1.7)
Finance costs	(9.1)	(9.4)	(21.4)
Bank interest receivable	2.1	1.9	4.2
Unwinding of discount on receivables	0.6	0.2	0.7
Exchange gains (losses) on debt previously hedging goodwill written off to reserves	-	(6.4)	0.2
	(6.4)	(13.7)	(16.3)

7 Taxation

Taxation on ongoing ordinary activities

all figures in £ millions	First half 2006/07	First half 2005/06	Year 2005/06
Current taxation			
UK corporation tax at 30%	0.7	1.0	1.9
Overseas taxation	3.1	4.0	10.0
Overseas prior year items	0.2	-	(1.4)
Irrecoverable withholding taxes	-	-	0.3
Total current taxation	4.0	5.0	10.8
Deferred taxation charge	2.5	1.9	2.7
	6.5	6.9	13.5

Included within current taxation is £0.1m (First half 2005/06: £nil; Year 2005/06, credit of £1.6m) in respect of tax on exceptional items.

8 Equity dividends

all figures in £ millions	First half 2006/07	First half 2005/06	Year 2005/06
Amounts recognised as distributions to equity holders in the period			

Final dividend for the year ended 31 May 2006 of 4.49p per share	21.4	-	-
Interim dividend for the year ended 31 May 2006 of 2.69 p per share	-	-	13.0
Final dividend for the year ended 31 May 2005 of 4.28p per share	-	20.7	20.7
	21.4	20.7	33.7
Proposed interim dividend for the year ended 31 May 2007 of 2.82p per share	13.5		

The proposed interim dividend of 2.82p per share will be paid on 10 April 2007 to shareholders appearing on the register at the close of business on 26 January 2007. The shares will become ex-dividend on 24 January 2007.

9 Net cash flow from financing activities

all figures in £ millions	First half 2006/07	First half 2005/06	Year 2005/06
Dividends paid	(21.4)	(20.7)	(33.7)
Increase (decrease) in borrowings	23.8	54.8	(111.6)
Capital element of finance leases	(0.6)	(0.6)	(1.3)
Payments for purchase of own shares	(0.7)	(6.2)	(25.3)
Share options exercised	2.7	2.2	5.2
	3.8	29.5	(166.7)

10 Analysis of net debt

all figures in £ millions	At 1 June 2006	Cash flow	Other non cash changes	Differences on exchange	At 30 November 2006	At 30 November 2005
Cash	117.2	(31.3)	-	(1.1)	84.8	97.6
Overdraft	(9.5)	7.6	-	-	(1.9)	(5.0)
	107.7	(23.7)	-	(1.1)	82.9	92.6
Bank loans	(199.0)	(25.0)	(0.2)	7.5	(216.7)	(388.4)
Loan notes	(1.2)	1.2	-	-	-	(1.6)
Finance leases	(2.2)	0.6	(0.5)	0.1	(2.0)	(2.1)
Net debt	(94.7)	(46.9)	(0.7)	6.5	(135.8)	(299.5)

Within the regulated business of Sesame are cash balances of £70.3m (First half 2005/06: £71.1m; Year 2005/06: £71.7m) subject to certain restrictions over their use. In addition to these amounts, there are cash balances of £2.7m (First half 2005/06: £2.8m; Year 2005/06: £2.3m) not available for the general use of the Group.

11 Goodwill

all figures in £ millions	Total other intangibles
Cost and net book value at 1 June 2006	241.1
Differences on exchange	(9.4)
Additions through business combinations in the current period	0.2
Reduction in consideration on business combinations completed in prior year	(0.1)
Cost and net book value at 30 November 2006	231.8
Cost and net book value at 30 November 2005	228.5

12 Other intangible assets

Total

all figures in £ millions	Complete technology	Customer relationships	Trade names and brands	acquired intangibles	Develope softwar
Cost					
At 1 June 2006	17.7	4.0	0.4	22.1	32.
Differences on exchange	(0.4)	(0.1)	(0.1)	(0.6)	(1.
On disposal of subsidiary undertakings	-	-	-	-	
Additions	1.2	-	-	1.2	7.
Disposals	-	-	-	-	
At 30 November 2006	18.5	3.9	0.3	22.7	39.
At 30 November 2005	8.3	0.2	-	8.5	34.
Amortisation and impairment					
At 1 June 2006	(2.5)	(0.2)	-	(2.7)	(7.
Differences on exchange	0.1	-	-	0.1	0.
Charge for the period	(1.8)	(0.2)	-	(2.0)	(3.
On disposal of subsidiary undertakings	-	-	-	-	
Disposals	-	-	-	-	
At 30 November 2006	(4.2)	(0.4)	-	(4.6)	(10.
At 30 November 2005	(1.0)	-	-	(1.0)	(8.
Net book value					
At 30 November 2006	14.3	3.5	0.3	18.1	28.
At 31 May 2006	15.2	3.8	0.4	19.4	24.
At 30 November 2005	7.3	0.2	-	7.5	25.

Analysis of capitalisation and amortisation of developed software by business:

	Capitalisation of developed software			Amortisation of developed software		
all figures in £ millions	First half 2006/07	First half 2005/06	Year 2005/06	First half 2006/07	First half 2005/06	Year 2005/06
Banking	4.2	5.8	10.4	1.1	1.4	3.C
Healthcare	3.6	3.3	4.0	2.0	0.8	2.C
Continuing operations	7.8	9.1	14.4	3.1	2.2	5.C

13 Provisions for liabilities and charges

all figures in £ millions	30 November 2006	30 November 2005	31 May 2006
Lapse	37.6	40.6	38.9
Regulatory reviews and complaints	30.4	27.4	41.6
Property	17.6	16.6	19.3
Other	0.6	1.8	0.9
	86.2	86.4	100.7
Included in current liabilities	54.4	51.6	64.8
Included in non current liabilities	31.8	34.8	35.9
	86.2	86.4	100.7

Lapse

Lapse provisions of £37.6m (First half 2005/06: £40.6m, Year 2005/06: £38.9m) are held in respect of commissions reclaimable by product providers on policies that may be cancelled within their indemnity period, which is generally less than four years. The lapse provisions are mostly recoverable from members and are shown gross of the recoverable element, with the corresponding entry of £33.5m (First half 2005/06: £36.1m, Year 2005/06: £34.8m) held within other

receivables. As a result the net provision is £4.1m (First half 2005/06: £4.3m, Year 2005/06: £4.1m).

Regulatory reviews and complaints

Regulatory reviews and complaints provisions principally comprise the estimated costs arising from both received and future endowment complaints, costs arising from other received complaints, the costs arising from a regulatory review of structured capital at risk products sales, and the FSAVC and pensions review processes. These provisions are expected to be utilised over the next three years and are partly recoverable from members and through insurance cover. The amounts are shown gross of the estimated recoverable element of £20.2m (First half 2005/06: £17.2m, Year 2005/06: £21.1m) which is included within other receivables. As a result the net provision is £10.2m (First half 2005/06: £10.2m, Year 2005/06: £20.5m).

The net amounts charged to the income statement in the period in respect of regulatory reviews and complaints were £2.1m (First half 2005/06: £2.5m, Year 2005/06: £19.3m) including £nil (First half 2005/06: £nil, Year 2005/06: £15.7m) disclosed as an exceptional item.

The final cost of settling these complaints is uncertain and depends upon the proportion of complaints ultimately proved to be valid, the redress cost on each policy, which in turn is dependent upon the performance of investment markets, and the administrative cost of handling the complaints. The recoverability of these costs will depend on whether the Sesame or member insurance policy responds, and if so, what level of excess will apply and the ability of Sesame to recover costs from members, many of whom are no longer part of the network. In establishing the period end provision, assumptions have been made regarding each of these based on recent actual experience. As a result the actual cost may differ from that for which provision has been made.

Other provisions

The property provisions comprise the net present value of the estimated future costs of vacant and sublet properties and the excess over market value for occupied properties of subsidiaries acquired in previous years. The provision relating to vacant and sublet properties is expected to be utilised on average over the next eight years, and the excess over market value provision over the next seven years.

Contingent consideration is non interest bearing and is payable in cash.

Included in other provisions are amounts primarily in respect of litigation and non property related onerous contracts.

14 Contingent liabilities

The Group operates defined contribution pension schemes including within the US. The Group has applied to the IRS to correct a number of errors that had inadvertently been made in the operation of part of the US schemes, in order to preserve their favourable tax treatment. At this stage it is not practicable to estimate whether or not this will result in a cost to the Company.

15 Reserves

During the period, nil (First half 2005/06: 3.0m; Year 2005/06: 11.8m) ordinary shares were purchased by the Company, representing nil% (First half 2005/06: 0.5%; Year 2005/06: 2.1%) of the issued share capital of Misys plc, for a total cost, including expenses, of £nil (First half 2005/06: £6.2m; Year 2005/06: £24.9m). These shares are initially held in a treasury shares reserve within the profit and loss account reserve and represent a deduction from shareholders' funds.

During the period 0.3m (First half 2005/06: nil; Year 2005/06: 0.2m) ordinary shares were purchased by the Misys Employees' Share Trust at a cost of £0.7m (First half 2005/06: £nil; Year 2005/06: £0.4m).

This information is provided by RNS
The company news service from the London Stock Exchange

END
IR ILFETLIIDLID